SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  FORM 8 - A/A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(B) OR 12(G) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                              YOUNG & RUBICAM INC.
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             (Exact name of registrant as specified in its charter)

                DELAWARE                               13-1493710
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(State of incorporation or organization)             I.R.S. Employer
                                                  (Identification No.)
           285 Madison Avenue
           New York, New York                           10017-6486
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(Address of principal executive offices)                (Zip Code)

If this form relates to the              If this form relates to the
registration of a class of securities    registration of a class of securities
pursuant to Section 12(b) of the         pursuant to Section 12(g) of the
Exchange Act and is effective pursuant   Exchange Act and is effective pursuant
to General Instruction A.(c), please     to General Instruction A.(d), please
check the following box. [x]             check the following box. [ ]

Securities Act registration statement file number to which this form relates:

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                                 (If applicable)

Securities to be registered pursuant of Section 12(b) of the Act:

          Title of each class                Name of each exchange on which
          to be so registered                each class is to be registered
          -------------------                ------------------------------

    Preferred Share Purchase Rights               New York Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act:

                                      None
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                                (Title of Class)


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Item 1.  Description of Registrant's Securities to be Registered

     In 1998 Young & Rubicam Inc. (the "Company") adopted a stockholder rights plan and entered into a Rights Agreement with The Bank of New York, pursuant to which each outstanding share of Common Stock has attached to it one associated right. The Company and WPP Group plc ("WPP") have entered into an Agreement and Plan of Merger (the "Merger Agreement"), dated as of May 11, 2000, by and among WPP, the Company and York Merger Corp., a wholly owned subsidiary of WPP ("Merger Sub") providing for a business combination between the Company and WPP. In connection with the transaction, the Company has amended its Rights Agreement with the Bank of New York, dated May 1, 1998 (the "Rights Agreement") by an Amendment No. 1, dated May 11, 2000. The amendment provides that the execution and delivery of the Merger Agreement and the consummation of transactions contemplated thereby shall not cause (i) WPP, Merger Sub or affiliates or associates of WPP to be deemed Acquiring Persons, (ii) the occurrence of a Distribution Date, or (iii) activation of "flip over" rights under Section 13 of the Rights Agreement. The amendment also provides that the Rights will expire immediately prior to the consummation of the merger in accordance with the Merger Agreement.

     To reflect the amendment to the Rights Agreement, the description of securities contained in Item 1 of the Registration Statement on Form 8-A (File No. 001-14093) filed by Young & Rubicam ("Y&R") on May 5, 1998, as amended and restated on the Form 8-A/A filed on March 9, 2000, with respect to the Preferred Share Purchase Rights (the "Form 8-A") is amended and restated in its entirety as follows:

     Y&R is authorized to issue 250,000,000 shares of common stock, par value $0.01 per share (the "Common Stock"), and 10,000,000 shares of preferred stock, par value $0.01 per share (the "Preferred Stock"), including 50,000 shares of Preferred Stock designated money market preferred stock (the "Money Market Preferred Stock") and 2,500,000 shares of Preferred Stock designated cumulative participating junior preferred stock (the "Junior Preferred Stock").

     Y&R has adopted a stockholder rights plan (the "Rights Plan") and entered into a Rights Agreement, dated May 1, 1998 and amended as of May 11, 2000 (the "Amendment" and as amended, the "Rights Agreement") with The Bank of New York (the "Rights Agent"). Each outstanding share of Common Stock has attached to it one associated right (each a "Right" and collectively the "Rights"). The terms of the Rights are set forth in the Rights Agreement. Y&R's amended and restated certificate of incorporation (the "Certificate of Incorporation") authorizes Y&R's board of directors (the "Board of Directors") to adopt a stockholder rights plan such as the Rights Plan.

     Each Right entitles the registered holder under specified circumstances to purchase from Y&R one one-hundredth of a share of Junior Preferred Stock at a purchase price of $87.50, subject to adjustment (the "Purchase Price"). The Purchase Price is payable in cash or by certified check or bank draft.

      Junior Preferred Stock purchasable upon exercise of the Rights will not be redeemable. Each share of Junior Preferred Stock will be entitled to a minimum preferential quarterly dividend payment of $1.00 per share but will be entitled to an aggregate dividend of 100 times the dividend declared per share of Common Stock. In the event of liquidation, the holders of


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shares of Junior Preferred Stock will be entitled to a minimum preferential liquidation payment of $1 per share, plus an amount equal to accrued and unpaid dividends and distributions thereon, whether or not declared, to the date of the liquidation payment. Each share of Junior Preferred Stock will have 100 votes, voting together with the Common Stock and the Money Market Preferred Stock and, in the event of specified dividend arrearages, will also have the right, voting as a class, to elect one director. In the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged, each share of Junior Preferred Stock will be entitled to receive 100 times the amount received per share of Common Stock. These rights are protected by customary anti-dilution provisions. Because of the nature of their dividend, liquidation and voting rights, the value of the one-one-hundredth interest in a share of Junior Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of Common Stock.

     Until the close of business on the Distribution Date (as defined below), the Rights will be evidenced by the certificates representing shares of Common Stock and no separate Right certificates will be issued or distributed. All shares of Common Stock issued prior to the earlier of the Distribution Date or the Expiration Date (as defined below) will be issued with Rights.

     The term "Distribution Date" means the earlier of:

     - the tenth business day after the Stock Acquisition Date (as defined below); and

     - the tenth business day (or such later day as may be determined by action of the Board of Directors prior to such time as any person becomes an Acquiring Person (as defined below)) after the date of the commencement by any person (other than any Company Entity (as defined below)) of, or the first public announcement of the intent of any person (other than any Company Entity ) to commence (which intention to commence remains in effect for five business days after this announcement), a tender or exchange offer the completion of which would result in any person becoming an Acquiring Person.

     In no event shall the execution or delivery of the Merger Agreement or consummation of the transactions contemplated thereby cause a Distribution Date.

     The term "Stock Acquisition Date" means the time and day of the first public announcement, including by the filing of a report pursuant to the Securities Exchange Act of 1934, as amended, by Y&R or an Acquiring Person indicating that an Acquiring Person has become an Acquiring Person.

     The term "Acquiring Person" means any person who or which, together with all affiliates and associates of that person, acquires beneficial ownership of 15% or more of the then outstanding shares of Common Stock (other than as a result of an Approved Offer (as defined below)).

     Notwithstanding the foregoing:

          (1) a person shall not become an Acquiring Person if that person, together with all of its affiliates and associates, becomes the beneficial owner of

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               15% or more of the then outstanding shares of Common Stock as a result of a reduction in the number of shares of Common Stock outstanding due to the repurchase of shares of Common Stock by Y&R, unless and until such time as that person purchases or otherwise becomes (as a result of actions taken by that person or any of its affiliates or associates) the beneficial owner of any additional shares of Common Stock; and

         (2)   the term "Acquiring Person" shall not include any Company
               Entity; and

         (3) the term "Acquiring Person" shall not include any person who or which, together with all affiliates and associates of that person, becomes the beneficial owner of 15% or more of the then outstanding shares of Common Stock but who acquired beneficial ownership of shares of Common Stock inadvertently, and that person promptly (and in any event within 10 business days after being so requested by Y&R) enters into an irrevocable commitment satisfactory to the Board of Directors promptly (and in any event within 20 business days or a shorter period as shall be determined by the Board of Directors) to divest, and thereafter promptly divests as required by the irrevocable commitment, sufficient shares of Common Stock so that such person, together with all of its affiliates and associates, ceases to be a beneficial owner of 15% or more of the then outstanding shares of Common Stock; and

         (4) none of WPP, Merger Sub or affiliates or associates of WPP shall become an "Acquiring Person" as a result of the execution and delivery of the Merger Agreement or consummation of the transactions contemplated thereby.

     The term "Company Entity " means any of Y&R, any wholly owned subsidiary of Y&R, any employee benefit plan or employee stock plan of Y&R or any wholly owned subsidiary of Y&R, any person or entity holding shares of Common Stock which was organized, appointed or established by Y&R or any such wholly owned subsidiary for or under the terms of any employee benefit plan or employee stock plan, a certain voting trust (the "Management Voting Trust"), created pursuant to the Management Voting Trust Agreement dated December 12, 1996, a certain restricted stock trust (the "Restricted Stock Trust"), created pursuant to the Young & Rubicam Restricted Stock Trust Agreement dated December 12, 1996, as amended March 13, 1998, the trustees under the Management Voting Trust or the Restricted Stock Trust, any affiliate or associate of the Management Voting Trust or the Restricted Stock Trust or any trustee under either of these trusts and any group that includes the Management Voting Trust, the Restricted Stock Trust, any trustee under either of these trusts or any affiliate or associate thereof.

     The term "Approved Offer" means a tender offer or exchange offer for all the outstanding shares of Common Stock which is at a price and on terms approved, prior to the acceptance for payment of shares under the tender or exchange offer, by the Board of Directors.

     The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Stock. Certificates representing shares of Common Stock issued prior to the earlier of the Distribution Date and the Expiration Date will contain a

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legend incorporating the Rights Agreement by reference. Until the Distribution
Date, the surrender for transfer of any of the certificates representing shares of Common Stock issued prior to the Distribution Date will also constitute the transfer of the Rights associated with the Common Stock represented by that certificate. Until the Distribution Date, the number of Rights associated with each share of Common Stock will be proportionately adjusted in the event of any dividend in Common Stock on the Common Stock or subdivision, combination or reclassification of the Common Stock. In the event that Y&R purchases or acquires any shares of Common Stock prior to the Distribution Date, any Rights associated with those shares of Common Stock will be deemed canceled and retired so that Y&R will not be entitled to exercise any Rights associated with the shares of Common Stock that are no longer outstanding. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights will be mailed to holders of record of Common Stock as of the close of business on the Distribution Date and these separate Rights certificates alone will evidence the Rights. The Rights are not exercisable until the Distribution Date. The Rights will expire at the close of business on May 31, 2008, unless they have previously expired upon consummation of the combination with WPP in accordance with the Merger Agreement or in connection with an Approved Offer (as described in the Rights Agreement) or have been previously exchanged for shares of Common Stock or have been previously redeemed by Y&R as described below (the date and time of the earliest of such events to occur, the "Expiration Date").

     Immediately upon the Stock Acquisition Date, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in specified circumstances, cash, property or other securities of Y&R) having a preexisting market value (as of shortly before the Stock Acquisition Date), equal to two times the then current Purchase Price of the Right. Notwithstanding any of the foregoing, following the occurrence of the Stock Acquisition Date, all Rights that are, or (under circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person and specified related parties will become null and void.

     To illustrate the rights described in the preceding paragraph, at a Purchase Price of $87.50 per Right, each Right not owned by an Acquiring Person (or by specified related parties) following an event set forth in the preceding paragraph would entitle its holder to purchase Common Stock (or other consideration, as noted above) with a preexisting market value of $175.00 for $87.50. Assuming that the Common Stock has a preexisting market value of $25.00 per share at that time, the holder of each Right would be entitled to purchase seven shares of Common Stock for $87.50.

     In the event that, at any time following the Stock Acquisition Date, other than in connection with the combination with WPP in accordance with the Merger Agreement, (1) Y&R is acquired in a merger or other business consolidation transaction, (2) Y&R is the surviving corporation in a merger or other business consolidation with any person and the Common Stock is changed into or exchanged for stock or other securities of any other person or cash or any other property (other than, in the case of any transaction described in (1) or (2), a merger or consolidation that would result in all of the voting securities of Y&R outstanding immediately prior thereto continuing to represent all of the voting securities of Y&R or the surviving entity outstanding immediately after the merger or consolidation and holders of these securities not having changed as a result of the merger or consolidation) or (3) 50% or more of Y&R's assets

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or earning power is sold or transferred, each holder of a Right (except Rights that previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, Common Stock of the acquiring company having a market value equal to two times the then current Purchase Price of the Right.

     The Purchase Price payable, and the fraction of a share of Junior Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution:

     - in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Junior Preferred Stock (prior to the Distribution Date) or the Common Stock;

     - if holders of the Junior Preferred Stock are granted specified rights or warrants to subscribe for Junior Preferred Stock or convertible securities at less than the current market price of the Junior Preferred Stock; or

     - upon the distribution to holders of the Junior Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends below specified levels or dividends payable in shares of Junior Preferred Stock) or of subscription rights or warrants, other than those referred to above.

     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. In addition, to the extent that Y&R does not have sufficient shares of Common Stock issuable upon exercise of the Rights following the Stock Acquisition Date, Y&R may, in some circumstances, reduce the Purchase Price. No fractional shares of Junior Preferred Stock (other than fractions which are integral multiples of one one-hundredth) will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Junior Preferred Stock or the Common Stock on the last trading date prior to the date of exercise.

     At any time until the Stock Acquisition Date, Y&R may redeem the Rights in whole, but not in part, at a price of $0.01 per Right payable in cash, shares of Common Stock or other consideration deemed appropriate by the Board of Directors. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and thereafter the only right of the holders of Rights will be to receive the $0.01 redemption price. In addition, at any time after the Stock Acquisition Date, the Board of Directors may elect to exchange all or part of the then-outstanding and exercisable Rights (other than Rights that have become null and void as described above) for one share of Common Stock. Both the redemption price and the exchange rate are subject to adjustment.

     Until a Right is exercised, the holder thereof will have no rights as a stockholder of Y&R, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to Y&R, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) or for Common Stock of an acquiring company as set forth above.

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     Any of the provisions of the Rights Agreement may be amended by the Board of Directors prior to the Stock Acquisition Date. After the Stock Acquisition Date, the provisions of the Rights Agreement may be amended by the Board of Directors in order to cure any ambiguity, to correct any defects or inconsistencies, to make changes that do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person) or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption or to modify the ability or inability of the Board of Directors to redeem the Rights may be made when the Rights are not redeemable.

     As long as the Rights are attached to the Common Stock, Y&R will issue one Right for each share of Common Stock issued prior to the Distribution Date so that all those shares will have attached Rights. Two million five hundred thousand shares of Junior Preferred Stock initially have been reserved for issuance upon exercise of the Rights.

     The Rights Plan is designed to protect stockholders of Y&R in the event of unsolicited offers to acquire Y&R and other coercive takeover tactics which, in the opinion of the Board of Directors, could impair its ability to represent stockholder interests. The provisions of the Rights Agreement may render an unsolicited takeover of Y&R more difficult or less likely to occur or might prevent the takeover, even though the takeover may offer Y&R's stockholders the opportunity to sell their stock at a price above the then prevailing market price and may be favored by a majority of Y&R's stockholders.

     The foregoing summary of terms of the Rights is qualified in its entirety by reference to the Rights Agreement, which is filed as an exhibit hereto.



Item 2.    Exhibits

          Item 2 to the Form 8-A by the Company is hereby amended and restated to read in its entirety as follows:

1. Rights Agreement, dated as of May 1, 1998 (incorporated by reference from Exhibit 4.9 to the Registration Statement on Form S-8 (File No. 333-46929) filed by Y&R).

2. Amendment No. 1, dated as of May 11, 2000, to the Rights Agreement (filed herewith).

3.1 Amended and Restated Certificate of Incorporation of Y&R (incorporated by reference from Exhibit 4.4 to the Registration Statement on Form S-8 (File No. 333-57605) filed by Y&R).

4.3 Certificate of Designation for Y&R's Cumulative Participating Junior Preferred Stock (incorporated by reference from Exhibit 4.3 to the Registration Statement on Form S-1 (File No. 333-66883) filed by Y&R).



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                                    SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     By: /s/ Renee E. Becnel
                                        Renee E. Becnel
                                        Senior Vice President


Date:  May 17, 2000


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                                  EXHIBIT INDEX

Exhibit     Description

1 Rights Agreement, dated as of May 1, 1998 (incorporated by reference from Exhibit 4.9 to the Registration Statement on Form S-8 (File No. 333-46929) filed by Y&R).

2         Amendment No. 1, dated as of May 11, 2000, to the Rights Agreement.

3.1 Amended and Restated Certificate of Incorporation of Y&R (incorporated by reference from Exhibit 4.4 to the Registration Statement on Form S-8 (File No. 333-57605) filed by Y&R).

4.3 Certificate of Designation for Y&R's Cumulative Participating Junior Preferred Stock (incorporated by reference from Exhibit 4.3 to the Registration Statement on Form S-1 (File No. 333-66883) filed by Y&R).